SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23rd April 2002

(11 pages)

ESPÍRITO SANTO FINANCIAL ~~GROUP~~ Holding S.A.
(Registrant's Name)

231 Val des Bons-Malades
Luxembourg-Kirchberg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F x Form 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES CONSOLIDATED 2001 RESULTS

- Consolidated Net Interest Income up 20.7 per cent
- Average market share in Portugal increases to nearly 17.0 per cent
- Trading, Commissions and Insurance results severely affected by very negative performance of Portuguese capital markets
- Consolidated Net Income down by 89.7 per cent
- Restructuring of life assurance and other business lines in course
- Restructuring of non-life company in course
- Streamlining of commercial banking operations in course
- Capital increases at major subsidiaries

Luxembourg/Portugal – April 23, 2002 – Espírito Santo Financial Group SA ("ESFG") (NYSE and Lisbon Stock Exchange: ESF) announced today the un-audited consolidated results for 2001.

ESFG'S 2001 un-audited consolidated results were severely affected by the slowdown in the Portuguese economy, which is estimated to have grown around 1.5 per cent in 2001, against 3.4 per cent in the previous year. In addition to this, it reflected also the effects of the decline in stock market activities and prices at the Lisbon stock exchange, where the PSI-20 index fell almost 25.0 per cent in the course of the year, whilst transaction volumes declined over 48.0 per cent and equity market capitalization reduced by 16.2 per cent. Finally, bad weather conditions in early 2001 had a negative impact on casualty insurance results.

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However, in spite of this negative environment, ESFG's financial subsidiaries saw their global average market share improve by around 1.0 per cent to approximately 17.0 per cent, in accordance with the group's strategic objectives (target market share for 2005: 20.0 per cent). A further 140,000 clients were added by ESFG's retail and commercial banking subsidiaries and the number of products per client increased to 3.85, ahead of the target for the year (target number of products per client for 2002: 4.3). Significant progress was achieved in the area of multi-channel distribution of products in Portugal, where the subscribers to the direct banking services of ESFG's commercial banking subsidiaries increased by 143.0 per cent, leading to more that 10.0 per cent of all low value added transactions being undertaken via the Internet services. Meanwhile, the *bancassurance* mechanism continues to perform well, with over 90.0 per cent of life products sold through the branch networks of ESFG's commercial banks and about 10.0 per cent of new mortgages being marketed by the insurance company's agents.

Main item analysis

In spite of the negative background, ESFG's consolidated **net interest income** increased 20.7 per cent in 2000 to reach 616.0 million Euros reflecting a combination of an increase in loan volume and a slight improvement in margin, at the level of ESFG's main commercial banking subsidiaries in Portugal. However, this was not sufficient to compensate for the effects of the very poor Portuguese capital markets performance on trading and new issue activities, as well as on the insurance portfolios. These are the fundamental reasons why ESFG's un-audited consolidated net income suffered a decline of 89.7 per cent in 2001 to 11.0 million Euros.

Indeed, **trading results**[1] declined 46.6 per cent over last year's figures, which had already shown an important slowdown in the last quarter of 2000. However, if we exclude the gains originating from foreign exchange transactions, the full impact of the Portuguese capital markets situation is even more noticeable.

As can be expected, **fees and commissions** suffered as well from the above mentioned factors, with a decline of 6.3 per cent in 2001, against the previous year. Whilst "classic" fees and commissions performed reasonably at the level of pure commercial banking activity, the absence of significant new issue activity and the reduction in volumes traded in the stock exchange led to substantial reductions in fees, both at the level of investment banking, as well as stockbrokerage activities. The investment bank's main activities in the equity capital markets in Portugal were reduced to the PT Multimédia exchange offer and the Benfica issue. Outside Portugal, it was active in Spain (Inditex and Iberia issues) and in Brazil through its own unit in that country (Bradespar IPO). Transactions in the syndicated loan, bond and commercial paper markets centered mostly in the Iberian market (BES Finance, Sol Meliá and Avanzit) and the Latin American market (Federative Republic of Brazil, Globalpar, CESP, TelespCelular, Globocabo and others).

In contrast, merger and acquisition activities acquired a more salient profile during the course of 2001, highlighted in the specialized press, which ascribed to the investment bank pre-eminent positions in relevant league tables in the Iberian and Brazilian markets. Another activity which is acquiring significantly higher international profile for the investment bank, is project financing, where the Portuguese based team was complemented in 2001 with a new team based in London, which started activities in May.

[1] Includes Net Trading Account Profit, Net Investment Securities Gains and Net Gains on Foreign Currency Transactions

As a consequence of reduced activity, at ESFG's stockbrokerage subsidiary, brokerage fees declined approximately 50.0 per cent in the course of 2001 and the company's own investment portfolio suffered from the Portuguese capital markets decline. Nevertheless, the stockbrokerage subsidiary managed to end the year in second place amidst Portuguese operators.

The **insurance** operation's performance was affected by three sorts of factors; on the one hand, severe weather conditions felt in early 2001 in Portugal, which caused an increase in claims, on the other, the strategic shift in life products production, and finally, the effect of declining share prices in the insurance company's investment portfolio. The first factor, combined with increased provisions and pension fund contributions led to a significant loss at the level of the non-life operation. The life assurance operation introduced a strategic shift away from guaranteed return savings products in favor of classical life risk products and private pension plans, which have a higher profitability, utilize less capital and present less risk in uncertain market conditions. This has an effect or reducing the life assurance operation's immediate market share from 25.8 per cent to 18.0 per cent. This is reflected in the 11.6 per cent decline in insurance revenues to 1,348.9 million Euros. In addition, the decline in stock exchange prices triggered the need for additional provisions at the level of the life assurance company; of the total 105.0 million Euros of unrealized investment portfolio losses incurred at end 2001, 10.5 million Euros were provisioned in 2001 and the remaining will be provisioned until end 2003. This has been accounted for in the items insurance revenues and insurance underwriting and related expenses.

The 14,4 per cent increase in **salaries and benefits** reflects to a sizeable extent, the effects of a full period of consolidation of the new Spanish stockbrokerage and asset management subsidiaries and similarly of Via Banque in France.

Restructuring Initiatives, New Developments and Capital Increases

Although some of the factors which negatively affected the consolidated results of ESFG in 2001 are outside of their control, the management teams of ESFG's subsidiaries have introduced restructuring initiatives and new developments have been started with a view to enhancing the performance of the individual units as well as to create benefits at the consolidated ESFG level. Some subsidiaries have had their capital increased to support further business development and ESFG has contributed directly or indirectly to such increases. A capital increase from 1,000 million Euros to 1,500 million Euros at the level of Banco Espírito Santo ("BES") was approved at the end of the year. This increase, achieved both by incorporation of reserves and by a rights issue, was completed in February 2002.

At BES, 372 further employees have taken early retirement in 2001, (231 net reduction) with clear reflections in future expected cost performance, albeit at a significant immediate pension fund cost (planed total early retirements for 2001/2002: 790). Moreover, the project of integration of the IT platforms of BES and Banco Internacional de Crédito was completed, which is expected to bring considerable gains for both institutions. Finally, the newly created mortgage credit unit will be added to the already existing platforms of shared services, which cover banking operations and domestic and international operations.

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In the insurance area, the Tranquilidade group of insurance companies undertook a restructuring both in terms of their positioning within the ESFG ownership structure and in terms of business strategy.

From an initial position where most insurance operations were held by ESFG through its sub-holding company Partran, the shareholding structure changed to one where most of the non-life and life *bancassurance* activities are now held through Bespar, the sub-holding company which also holds most of ESFG's participation in BES. This brings the shareholdings of BES and of the insurance operations which utilize BES's distribution capabilities closer together. The straight non-life activity which distributes mostly through agents is still held through Partran.

As a consequence of this shareholding restructuring, in 2001, the results of Companhia de Seguros Tranquilidade Vida (life) Companhia de Seguros Tranquilidade (non-life), and ES Seguros (non life *bancassurance)* were presented separately for the first time. Tranquilidade Vida's capital was increased from 100.0 to 250.0 million Euros. This increase will be paid up over a five-year period, at the end of which it is expected that ESFG will control 90.5 per cent of the capital of Tranquilidade Vida, with the remaining being held by a group of outside investors. A first *tranche* of this capital increase, in the amount of 50.0 million Euros, was paid up in the course of 2001. A new business plan is being implemented at the level of the life operation, whilst the negotiations for a new business partner at the level of the non-life company, abandoned in the second half of 2001 due to adverse market conditions prevailing in the insurance market at that time, may well resume if conditions in the market so justify.

In France, following the full acquisition of Via Banque ("VB") in July 2001, the fundamental objectives of VB and Banque Espírito Santo et de la Vénétie ("BESV") in the course of the year related to the preparations for the forthcoming merger of their activities. For this purpose they co-ordinated their operational procedures, undertook the necessary work towards the merger of their working teams and of their information systems, as well as their accounting, payment and back office work. All such targets were met at the end of the year.

BESV's capital was increased in December 2001 by 22.2 million Euros to reach 62.5 million Euros. This will help BESV to pursue its business development plan in 2002, as well as to acquire VB from ESFIL (a wholly owned subsidiary of ESFG which had purchased VB from BNP Paribas in several stages from October 2000 to June 2001), a transaction which effectively took place at the end of January 2002. The principal conditions were therefore set for the full merger with VB, which has effectively taken place in mid April 2002. The new merged entity will retain the name of Banque Espírito Santo et de la Vénétie and a new business development plan will be implemented once the full merger has taken place.

In Spain, the two asset management companies acquired in 2001, merged to form a single new company, Espírito Santo Gestión. ESFG's Portuguese stockbrokerage operation is also investing in an integration with its recently acquired Spanish counterpart.

In early October 2001, ESFG's ordinary shares started trading in the Lisbon stock exchange ("BVLP"). In February 2002, BVLP merged with Euronext to become Euronext Lisbon, so ESFG's ordinary shares are now traded in the Luxembourg and London stock exchanges and Euronext Lisbon, whilst ESFG's ADSs are traded in the New York Stock Exchange.

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In early November, ESFG undertook an issue of convertible bonds in the amount of 200 million Euros in the European market. This was complemented by another European issue in the amount of 110 million Euros, undertaken in February 2002.

# # #

(Tables to Follow)

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ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(millions of Euros, except in earnings per share)

	Audited Dec-31-00	Unaudited Dec-31-01
ASSETS		
Cash and due from banks	1,699.5	1,991.6
Interest-earning deposits with banks	2,183.6	3,497.2
Trading account securities	623.3	625.6
Investment securities	7,676.2	8,963.5
Loans and advances to customers	23,626.9	26,037.8
Allowance for loan losses	(625.6)	(637.4)
Accrued interest income	271.5	262.9
Property and equipment	540.7	529.8
Other assets	1,386.0	1,376.3
TOTAL ASSETS	**37,382.1**	**42,647.3**
LIABILITIES		
Deposits from banks	1,885.0	3,698.4
Demand deposits	6,095.1	6,619.9
Time deposits	11,722.8	12,020.7
Securities sold under repurchase agreements	699.5	761.9
Other short-term borrowings	2,229.7	1,929.3
Insurance policy reserves	4,011.4	4,487.3
Accrued interest and other liabilities	896.2	1,152.1
Corporate borrowings and long-term debt	7,945.3	10,167.9
TOTAL LIABILITIES	**35,485.0**	**40,837.5**
MINORITY INTERESTS	**1,727.8**	**1,716.8**
SHAREHOLDERS' EQUITY		
Common stock, $10 per value	479.1	479.1
Treasury stock, at cost	(72.8)	(73.1)
Share premium	-	-
Retained earnings	(233.3)	(326.8)
Revaluation reserve	3.0	-
Accumulated other comprehensive income, net of taxes	(6.7)	13.8
TOTAL SHAREHOLDERS' EQUITY	**169.3**	**93.0**
TOTAL LIABILITIES and SHAREHOLDERS' EQUITY	**37,382.1**	**42,647.3**

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ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(millions of Euros, except in earnings per share)

	Audited Dec-31-00	Unaudited Dec-31-01
INTEREST INCOME		
Interest on loans	1,267.0	1,631.3
Interest and dividends on securities		
Trading securities	11.7	28.0
Investment securities	266.4	242.0
Other interest income	200.3	244.6
Total interest income	**1,745.4**	**2,145.9**
INTEREST EXPENSE		
Interest on deposits	705.6	859.9
Interest on securities sold under repurchase agreements	22.7	28.2
Interest on short-term borrowings	116.3	95.0
Interest on corporate borrowings and long-term debt	255.1	402.4
Interest on convertible bonds		1.3
Total interest expense	**1,099.7**	**1,386.8**
Net interest income	**645.7**	**759.1**
Provisions for loan losses	(135.2)	(143.1)
Net interest income after provision for loan losses	**510.5**	**616.0**
OTHER INCOME		
Fee and commission income	315.3	295.4
Net trading account profit	31.0	(2.3)
Net investment securities gains	31.7	(50.9)
Net gains on foreign currency transactions	113.1	147.1
Insurance revenues	1,525.2	1,348.9
Other operating income	119.4	139.0
Total other income	**2,135.7**	**1,877.2**
OTHER EXPENSES		
Salaries and benefits	361.3	413.5
Occupancy costs	48.1	53.9
Insurance benefits and claims	1,302.5	1,167.6
Insurance underwriting and related expenses	77.6	113.4
Depreciation	59.0	62.9
Amortization	70.9	82.7
Other expenses	369.5	429.8
Total other expenses	**2,288.9**	**2,323.8**
Income before income taxes and minority interests	**357.1**	**169.4**
Income taxes	(74.6)	(49.4)
Minority interests in income of consolidated subsidiaries	(177.9)	(109.2)
Earnings in associated undertakings	1.7	0.2
NET INCOME	**106.3**	**11.0**
NET INCOME PER SHARE	2.42	0.25
Weighted average number of shares outstanding:	43,943,526	44,253,510

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ESPIRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

Société anonyme Holding
BALANCE SHEET

	Audited Dec-31-00 Euros	Unaudited Dec-31-01 Euros
ASSETS		
Intangible fixed assets		
Unamortized costs in respect of debt securities and capital increase	3,416,371	5,978,332
Financial fixed assets		
Investments in subsidiaries	866,424,194	919,799,147
Loans and advances to subsidiaries	163,107,100	194,471,977
Other financial assets	14,767,464	13,274,446
Current assets		
Debtors	26,921,070	45,354,368
Cash and short term deposits with banks	5,326,704	124,863,004
Treasury shares	56,608,667	79,448,538
Prepayments and accrued income	822,082	563,586
	1,137,393,652	**1,383,753,398**
LIABILITIES		
Capital and reserves		
Subscribed capital	479,085,550	479,085,550
Share premium	170,526,368	170,526,368
Legal reserve	15,100,000	24,000,000
Free reserve	(27,987,556)	83,041,582
Other reserve	56,608,667	79,448,538
Income carried forward	466,277	2,385,847
Income for the period	177,466,655	6,961,299
Liabilities		
Long term liabilities		
Floating rate notes	136,000,000	136,000,000
Convertible bonds	-	200,000,000
Short term liabilities		
Other debts	130,127,691	202,304,214
	1,137,393,652	**1,383,753,398**

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ESPIRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

Société anonyme Holding

STATEMENT OF INCOME

	Audited Dec-31-00 Euros	Unaudited Dec-31-01 Euros
EXPENSES		
Interest and similar charges	6,831,904	7,728,448
Amortization of costs in respect of debt securities and capital increase	1,852,737	2,004,968
Other expenses	4,608,373	5,570,031
	13,293,014	15,303,447
Income for the period	177,466,655	6,961,299
	190,759,669	**22,264,746**
INCOME		
Income from financial fixed assets	187,986,237	21,492,099
Income from current assets	2,768,776	768,271
Other income	4,656	4,376
	190,759,669	**22,264,746**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.
Société Anonyme Holding

By: Manuel de Magalhães Villas-Boas
Director

Date : 23rd April 2002